EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

On January 26, 2011, the Company received a claim together with a Motion to Certify the Claim as a Class Action, which were filed against the Company with the Nazareth District Court.

According to the plaintiffs, on January 25, 2011, they, as well as thousands of the Company's customers were disconnected from the Company's services for hours and were unable to use their telephone lines properly. As a result, they were allegedly caused various types of damage.

The aggregate claim amount (for private and business customers) is estimated by the plaintiffs at approximately NIS 104 million.

The Company is studying the claim and it is unable, at the present stage, to evaluate the claim's likelihood of success.